

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

> **Re: My Racehorse CA LLC**
> **Post Qualification Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed August 28, 2019**
> **File No. 024-10896**

Dear Mr. Behrens:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Assistant Director at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products